Filed by Amneal Pharmaceuticals LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Impax Laboratories, Inc.

Commission File No.: 001-34263

The New Amneal: A More Competitive, Diversified Pharmaceutical Company With the 5th Largest Generics Business in the United States[1]

Delivering increased growth and value creation for shareholders, new opportunities for employees and improved quality of life for patients

A STRATEGIC COMBINATION FOR LONG-TERM GROWTH

Significantly expanded generics portfolio with exceptional pipeline
~165 differentiated product families marketed in all dosage forms, more than 300 products either filed with the FDA or in development and 150 pending ANDAs[2]

The #1 or #2 position in a significant number of its marketed products[3]


Yuvafem (Estradiol Vaginal Tablets) **~$100mm+**


Adrenaclick (Epinephrine Auto-Injector) **~$100mm+**


Diclofenac Sodium Topical Gel 1% **~$80mm+**


Oxymorphone Hydrochloride ER **~$75mm+**

High-quality R&D capabilities
Strong commitment to R&D, with expected annual investment of ~10% of pro forma combined net revenue; focus on strategic development of high-value products within generics, specialty pharmaceuticals and biosimilars

Strengthened global supply chain capability: U.S., India, Ireland
Manufacturing and distribution supporting capabilities across all dosage forms

Growing, high-margin specialty franchise
Expected to provide stable cash flows and long-term growth through innovative platform of products targeting CNS disorders, anti-parasitic infections and other select specialty therapeutic areas

Rytary | Zomig (zolmitriptan) | ALBENZA® 200mg (albendazole tablets) | Emverm 100 mg

FINANCIALLY COMPELLING TRANSACTION

Strong growth profile with expected annual double-digit growth in revenue and adjusted earnings over next 3 years driven by already filed new product launches. Also expected to be:

Accretive to Impax's adjusted earnings in the first 12 months after close[5]

Diversified revenue stream with top 5 generic products accounting for ~25% of pro forma net revenue[6]

$200 million in annual cost savings within 3 years[7]

Significant cash flow allows for pay-down of debt and future investments in R&D and high-growth specialty assets

TRANSACTION HIGHLIGHTS

New company to be named
Amneal Pharmaceuticals

Headquartered in
Bridgewater, New Jersey

EXPECTED CLOSING:
First half of 2018, subject to customary closing conditions, including receipt of regulatory approvals and Impax shareholder approval

EXPECTED OWNERSHIP

Amneal shareholders to own **75%**[4]

Impax shareholders to own **25%**

PROVEN LEADERSHIP

Chirag Patel and Chintu Patel, Amneal founders and Co-CEOs, to serve as Co-Chairmen

Paul Bisaro, Impax President and CEO, to serve as CEO

Bryan Reasons, Impax Senior Vice President and CFO, to serve as CFO

11 directors total:
6 from Amneal | **5** from Impax

CHIRAG PATEL
Co-Chief Executive Officer and Co-Chairman of Amneal

"In the 15 years since our family founded Amneal, we have established the company as a leader in the U.S. generic pharmaceuticals industry, and today marks an important milestone in these efforts. This transaction combines the complementary strengths of both Amneal and Impax to create an even stronger company with the diversification, capabilities and resources to deliver enhanced value for patients, new opportunities for our collective employees and increased growth and value creation for shareholders."

CHINTU PATEL
Co-Chief Executive Officer and Co-Chairman of Amneal

"We are excited to join with Impax to create one of the most dynamic companies in the pharmaceutical industry. This combination will help us achieve our long-term goals of providing greater access to safe and affordable medicine for people around the world, while also positioning us for continued succes."

PAUL BISARO
President and Chief Executive Officer of Impax

"This is a financially compelling transaction that delivers on several key stated growth objectives for Impax. By combining Amneal and Impax, we create a more diversified company with one of the industry's leading high-value generic product pipeline and a growing specialty business. Our combined portfolio will be supported by global, high-quality development and manufacturing capabilities."

About Amneal Amneal Pharmaceuticals LLC, a privately-held company headquartered in Bridgewater, New Jersey, is one of the largest and fastest growing generic pharmaceutical manufacturers in the United States. Founded in 2002, Amneal now has more than 5,000 employees in its operations in North America, Asia, and Europe, working together to bring high-quality, affordable medicines to patients worldwide. Amneal has signi?cantly expanded its portfolio of generic products to include complex dosage forms in a broad range of therapeutic areas. For more information, visit www.amneal.com. About Impax Impax Laboratories, Inc. (Impax) is a specialty pharmaceutical company applying its formulation expertise and drug delivery technology to the development of controlled-release and specialty generics in addition to the development of central nervous system disorder branded products. Impax markets its generic products through its Impax Generics division and markets its branded products through the Impax Specialty Pharma division. Additionally, where strategically appropriate, Impax develops marketing partnerships to fully leverage its technology platform and pursues partnership opportunities that offer alternative dosage form technologies, such as injectables, nasal sprays, inhalers, patches, creams, and ointments. For more information, visit www.impaxlabs.com. Notes 1 Per LTM IMS Gross Revenues as of June 2017. 2 As of September 30, 2017. 3 Per IMS Health July 2017. 4 Share ownership immediately prior to closing. Amneal Holdings members have entered into de?nitive purchase agreements with select institutional investors including TPG and funds affiliated with Fidelity Management & Research Company to sell 46.8 million unregistered common shares at $18.25 per share in a private placement for gross proceeds of $855 million, or approximately 15% of fully diluted common shares outstanding on an as converted basis. 5 In addition to the previously announced Impax standalone cost savings initiatives. 6 Per LTM as of June 30, 2017. 7 Includes pro forma impact of synergies. Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to that certain Business Combination Agreement by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation. In connection with the proposed transaction, Holdco intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax, Amneal or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526. Copies of the documents filed with the SEC by Amneal will be available free of charge by contacting Amneal Investor Relations at (908) 947-3740 or by email at investor_relations@amneal.com. Participants in Solicitation Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended Dec. 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/ prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Cautionary Note Regarding Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax and Amneal caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to statements regarding benefits of the proposed transaction, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied_ (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Forms 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than as described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax and Amneal on the date hereof, and unless legally required, Impax and Amneal disclaim and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.